SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment 1)

Under the Securities Exchange Act of 1934

The ODP Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

88337F105

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 88337F105

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)	SOLE VOTING POWER: 0

(6)	SHARED VOTING POWER: 0

(7)	SOLE DISPOSITIVE POWER: 0

(8)	SHARED DISPOSITIVE POWER: 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.0%

(12)	TYPE OF REPORTING PERSON: IA, OO (Delaware Limited Liability Company)

CUSIP NO.: 88337F105

(1)	NAME OF REPORTING PERSON: Parag Vora

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)	SOLE VOTING POWER: 0

(6)	SHARED VOTING POWER: 0

(7)	SOLE DISPOSITIVE POWER: 0

(8)	SHARED DISPOSITIVE POWER: 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.0%

(12)	TYPE OF REPORTING PERSON: IN

Item 1.	(a)	Name of Issuer

The ODP Corporation

(b)	Address of principal executive offices

6600 North Military Trail

Boca Raton, FL 33496

Item 2.	(a)	Name of Person Filing

This statement is filed by HG Vora Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), and Parag Vora, the Manager of the Investment Manager (the “Principal). The foregoing persons hereinafter sometimes are referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	Address of principal executive offices

The business office address of the Reporting Persons is 330 Madison Avenue, 21st Floor, New York, NY 10017.

(c)	Citizenship

The Investment Manager is a Delaware limited liability company. The Principal is a United States citizen.

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share (the “Common Stock”).

(e)	CUSIP Number

88337F105

Item 3.	Not applicable.

Item 4.	Ownership.

A.	HG Vora Capital Management, LLC

(a)	Amount beneficially owned:

As of September 30, 2024, may be deemed to beneficially own: 0 shares of Common Stock.

(b)	Percent of class:

0.0%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

B.	Parag Vora

(a)	Amount beneficially owned:

As of September 30, 2024, may be deemed to beneficially own: 0 shares of Common Stock.

(b)	Percent of class:

0.0%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2024

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/	Parag Vora
Name:		Parag Vora
Title:		Manager

By:	/s/	Parag Vora
Name:		Parag Vora